Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills,	SAUNAKS SAVLA	CALVIN PRINTER
Hyderabad - 500034. Telangana, India.	saunaks@drreddys.com (Ph: +91-40-49002135)	calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories announces the launch of Lamotrigine Orally Disintegrating Tablets in the U.S. Market

Hyderabad, India, October 10, 2016	For Immediate Release

Hyderabad, India and Princeton, NJ, USA.—Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Lamotrigine Orally Disintegrating Tablets in 25 mg, 50 mg, 100 mg, and 200 mg, a therapeutic equivalent generic version of Lamictal® ODT (lamotrigine) Orally Disintegrating Tablets in the United States market approved by the U.S. Food & Drug Administration (USFDA).

The Lamictal® ODT brand and generic had U.S. sales of approximately $65.5 million MAT for the most recent twelve months ending in July 2016 according to IMS Health*.

Dr. Reddy’s Lamotrigine Orally Disintegrating Tablets 25 mg, 50 mg, 100 mg, and 200 mg are available in bottle count sizes of 30’s.

Lamictal® ODT is a registered trademark of GSK group of companies.

*IMS National Sales Perspective: Retail and Non-Retail MAT July 2016

RDY-0916-131

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.